GulfMark Announces Cash Tender Offer
for its 8.75% Senior Notes Due 2008

     HOUSTON, TX, July 2, 2004 - GulfMark Offshore, Inc. (NASDAQ:GMRK) announced today that it has initiated a cash tender offer for any and all of its $130 million aggregate principal amount of 8.75% Senior Notes due 2008 (the "Notes"), and a solicitation of consents to amend the indenture governing those notes (the "Offer and Consent Solicitation"). The Offer and Consent Solicitation are being made upon the terms and subject to the conditions set forth in an Offer to Purchase and Consent Solicitation Statement dated July 2, 2004.

     The Offer and Consent Solicitation are scheduled to expire at 11:59 p.m. (EDT) on July 30, 2004, unless extended or terminated earlier. Holders of Notes who tender their Notes on or prior to 5:00 p.m. (EDT) on July 13, 2004, unless extended or terminated earlier (the "Consent Date"), will be eligible to receive total consideration equal to 103.29% of the principal amount of the Notes validly tendered.

     Holders who tender their Notes after 5:00 p.m. (EDT) on the Consent Date, but prior to 11:59 p.m. (EDT) on July 30, 2004, unless extended or earlier terminated, will be eligible to receive 100.29% of the principal amount of the Notes validly tendered, which is equal to the total consideration less a consent payment of 3% which would be paid only to holders who validly tender and do not revoke their tender of Notes prior to the Consent Date, and whose Notes are accepted for payment. In each case, holders that validly tender their Notes and whose Notes are accepted for payment will be eligible to receive accrued and unpaid interest up to, but not including, the applicable payment date. The applicable payment date for any Notes tendered by the Consent Date is expected to be promptly upon satisfaction of the financing condition. The applicable payment date for any Notes tendered after the Consent Date, but prior to expiration, is expected to be promptly following expiration.

     GulfMark currently intends to redeem any Notes not tendered in the tender offer pursuant to the terms of the indenture. The current redemption price for the Notes is 102.917% plus accrued and unpaid interest. This statement of intent shall not constitute a notice of redemption under the indenture.

     The Offer and Consent Solicitation are conditioned upon the satisfaction of certain conditions, including the financing condition and general conditions. A more comprehensive description of the Offer and Consent Solicitation and its conditions can be found in the Offer to Purchase and Consent Solicitation Statement.

     GulfMark intends to finance this Offer and Consent Solicitation primarily with net proceeds from a new offering of senior notes.

     This announcement is neither an offer to purchase or sell nor a solicitation of an offer to purchase or sell the Notes. The offer is being made solely by the Offer to Purchase and Consent Solicitation Statement dated July 2, 2004.

     GulfMark has retained Lehman Brothers Inc. to serve as the Dealer Manager and Solicitation Agent and D.F. King & Co., Inc. to serve as the Information Agent for the Offer. Requests for documents may be directed to D.F. King & Co., Inc., by telephone at (800) 628-8532 (toll-free) or (212) 269-5550 or in writing at 48 Wall Street, 22nd Floor, New York, NY 10005. Questions regarding the tender offer may be directed to Lehman Brothers Inc., at (800) 438-3242 (toll-free) or (212) 528-7581, Attention: Liability Management.

     GulfMark Offshore, Inc. provides marine transportation services to the energy industry through a fleet of fifty-two (52) offshore support vessels, primarily in the North Sea, offshore Southeast Asia, Brazil, India and West Africa.

Contact:     Edward A. Guthrie, Executive Vice President
                   (713) 963-9522

This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risk, uncertainties and other factors. Among the factors that could cause actual results to differ materially are: price of oil and gas and their effect on industry conditions; industry volatility; fluctuations in the size of the offshore marine vessel fleet in areas where the Company operates; changes in competitive factors; delay or cost overruns on construction projects and other material factors that are described from time to time in the Company's filings with the SEC. Consequently, the forward-looking statements contained herein should not be regarded as representations that the projected outcomes can or will be achieved.